 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For May 17, 2011

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 19, 2011, Fuwei Films (Holdings) Co., Ltd. (the “Company”), issued a press release announcing that the Company has received a second notification, dated May 17, 2011 (the “Second Notification”) from the Weifang State-Owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-Owned Asset Management and Supervision Committee (the “Administration Company”), regarding the transfer of ownership of the Company stock previously controlled by the Company's major shareholders.

The Company received the first notification from the Administrative Company on May 5, 2011 pursuant to which the former major shareholders of the Company, Messrs. Jun Yin, Duo Wang and Tong Ju Zhou, transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu, and Mr. Zhixin Han. Pursuant to the Second Notification, the Company was informed that Ms. Qing Liu and Mr. Zhixin Han transferred their entire ownership in the intermediate holding company, Easebright Investments Limited, to the Administration Company. As a result of the transfer, and based on the information provided by the Administration Company, the Company believes that 65.45% of its outstanding ordinary shares are controlled indirectly by the Administration Company.

In light of the completion of the major shareholders' ownership transfer, the Hearing Panel of the NASDAQ Stock Market LLC issued a notification dated May 18, 2011, informing the Company that the staff's public interest concern deficiency of the Company has been cured, and that the Company is in compliance with all applicable listing standards. As a result, the scheduled hearing before the Hearings Panel has been cancelled, and the Company's ordinary shares will continue to be listed and trade on The Nasdaq Stock Market.

Attached hereto as Exhibit 99.1 is a copy of certain English-language portions of the Second Notification received by the Company in this regard. A copy of the press release is attached hereto as Exhibit 99.2 to this Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Certain English-language portions of the Second Notification received from the Weifang State-owned Assets Operation Administration Company dated May 17, 2011.
99.2	Press Release dated May 19, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman and Chief Executive Officer

Dated: May 23, 2011